UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*


                            Boundaries Capital, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Shares
                          -----------------------------
                         (Title of Class of Securities)


                                    101678100
                                 --------------
                                 (CUSIP Number)

                              Thomas E. Stepp, Jr.
                                 STEPP LAW GROUP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                 (949) 660-9700
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                   Page 1 of 3



CUSIP No.  101678100
--------------------------------------------------------------------------------

     1. Names of Reporting Persons Greg Burnett I.R.S. Identification Nos. of above persons (entities only): N/A

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]

          (b)  [X]

--------------------------------------------------------------------------------

     3.   SEC Use Only:

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          SC (Company whose securities are being acquired)

--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization:   Canada

--------------------------------------------------------------------------------

Number of         7.   Sole Voting Power:
Shares Bene-                                      1,250,000
finically by           ---------------------------------------------------------
Owned by Each     8.   Shared Voting Power:
Reporting                                         Nil
Person With:           ---------------------------------------------------------
                  9.   Sole Dispositive Power:
                                                  1,250,000
                       ---------------------------------------------------------
                  10.  Shared Dispositive Power:  Nil

--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,250,000 common shares

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     13.  Percent of Class Represented by Amount in Row (11):   9.6%

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          Greg Burnett    IN



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                                   Page 2 of 3


CUSIP No.  101678100
--------------------------------------------------------------------------------

Item 1.       Security and Issuer
-------       -------------------


This statement on Schedule 13D/A relates to the shares of Common Stock, $0.001 par value per share, of Boundaries Capital, Inc., a Nevada corporation ("Boundaries"). The principal executive office of Boundaries is located at Suite 460, 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2.


Item 2.       Identity and Background
-------       -----------------------

(a)  Greg Burnett
(b)  Suite 604, 750 West Pender Street, Vancouver, British Columbia, Canada V6C
2T7
(c)  Management consultant
(d) During the last five years, Mr. Burnett has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Burnett has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f)  Canada

Item 3.       Source and Amount of Funds or Other Consideration
-------       -------------------------------------------------


Greg Burnett acquired the beneficial ownership of 1,250,000 common shares of Boundaries through an Amended Consulting Agreement. The 1,250,000 common shares have been registered with the Securities and Exchange Commission pursuant to a Form S-8 and a Form S-8/A Registration Statement under the Securities Act of 1933 under submission number 333-108143.


Item 4.       Purpose of Transaction
-------       ----------------------

Mr. Burnett acquired the shares as consideration for consulting services provided by him to Boundaries.

Item 5.       Interest in Securities of the Issuer
-------       ------------------------------------

(a) Greg Burnett is the beneficial owner of 1,250,000 common shares Boundaries. These shares represent 9.6% of the issued and outstanding common shares of Boundaries.

(b) Greg Burnett holds the sole power to vote and to dispose of the 1,250,000 common shares.

(c) Greg Burnett has not effected any transaction in the common shares of Boundaries during the past 60 days, except as disclosed in this statement.

(d) Not applicable.

(e) Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with
-------       -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

N/A

Item 7.       Material to be Filed as Exhibits
-------       --------------------------------


Exhibit 10 Amended Consulting Agreement between Boundaries Capital, Inc. and Greg Burnett dated August 1, 2003


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                                   Page 3 of 3


CUSIP No.   101678100
--------------------------------------------------------------------------------


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:        September 2, 2003


Signature:   /s/ Greg Burnett

Name:        Greg Burnett